March 7, 2006

Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Mail Stop 3561
Washington D.C. 20549

Re:      BSD Software, Inc.
         Form 10-KSB/A for Fiscal Year Ended July 31, 2005
         Filed December 23, 2005

         File No. 0-27075

Dear Mr. Spirgel:

This letter has been prepared in order to respond to your comments in a letter dated February 2, 2006.

Liquidity and Capital Resources, Page 14

Comment 1:        Disclose  the fact that a large  percentage  of your  accounts receivable balance is due from a small amount of customers and the impact late payment or non-payment from those customers could have on your liquidity.


Response:         We will disclose this in future  filings.  The following is an example of the wording that will be used which will include a going concern disclosure

                  Accounts receivable with three customers represent approximately 89% (2005 - two customers accounted for 78%) of the balance of accounts receivable as at January 31, 2005. While management recognizes the concentration risks, it is the opinion of management that these accounts do not represent a significant credit risk as all of the customers are large corporations that have been in business for several years and never defaulted on any payments to the company. Management carefully and regularly reviews billings and collections from these companies as well as continues to monitor and assess credit risk by looking at the publicly available financial information of these customers.

                  The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on the successful completion of the actions taken or planned, some of which are described above, which management believes will mitigate the adverse conditions and events which raise substantial doubt about the validity of the going concern assumption used in preparing these financial statements. There is no certainty that these and other strategies will be sufficient to permit the Company to continue to meet its obligations in the normal course of business.

Report of Independent Registered Public Accounting Firm, page F-2

Comment 2:        We note that your  audit  report  was  signed by an audit firm based in California. We also note that you conduct your operations in Canada, your revenues are generated in Canada and all of your assets are located in Canada. Please tell us where the majority of audit work was conducted and how you concluded that it is appropriate to have and audit report issued by an auditor licensed in California.

Response:         The majority of fieldwork  for the audit was  conducted at our offices in Canada. As we had entered into a merger agreement with NeoMedia Technologies Inc., we approached the same public accounting firm that NeoMedia Technologies Inc. is using and engaged them to perform our audits.

Comment 3:        In future filings, revise your presentation to comply with SAB
                  11:B

Response:         We will comply with SAB 11:B in future filings by revising the
                  Cost of revenue caption to include the following: "(exclusive of depreciation shown separately below)".

Comment 4:        Tell  us the  current  status  of the  merger  agreement  with
                  NeoMedia  Technologies,  Inc. and your  consideration  of Item
                  3-10(c) of Regulation S-B.

Response:         The Form S-4 document filed by NeoMedia Technologies, Inc. was declared effective on February 6, 2006 and we have since mailed the information to the shareholders of BSD Software, Inc. As the Company is being acquired under the transaction, we believe item 3-10 of Regulation S-B is not applicable. In its Form S-4 filing NeoMedia Technologies, Inc. has included proforma financial information for BSD Software, Inc.

Comment 5:        We note you are net income  positive for the fiscal year ended
                  July 31, 2005. Tell us, citing the appropriate accounting literature, why you are not calculating and recording minority interest.

Response:         The losses of the subsidiary  were  substantial in the periods following the acquisition of the subsidiary by the Company and as it was not certain that the Company would be able to generate enough profits to offset these losses, it was decided that the amount would be disclosed as a note rather than as an asset on the balance sheet in accordance with ARB 51. The
                  Company has tracked these losses and disclosed with each filing that cumulative losses were still outstanding against the minority interest. We quote paragraph 15 of ARB 51 which states,

                           "In the unusual case in which losses applicable to the minority interest in the subsidiary exceed the minority interest in the equity capital of the subsidiary, such excess and any further losses applicable to the minority interest should be charged against the majority interest, as there is no obligation of the minority interest to make good such losses. However, if future earnings do materialize, the majority interest should be credited to the extent of such losses previously absorbed."


Comment 6:        We note your Stock Bonus Plan was adopted and approved in July
                  2005. Please tell us why the plan document has not been filed as an exhibit with your form 10-KSB or with a subsequent filing.

Response:         Not filing the document was an oversight  and will be included with our next filing on Form 10-QSB for January 31, 2006.

Comment 7:        Tell us why management  does not consider the three  customers that represent 90% of your accounts receivable balance as a significant credit risk. Also tell us how you have determined that no allowance for doubtful accounts is necessary.

Response:         The 3 customers  in question  are large  telephone  companies.
                  These companies are strictly regulated by government agencies, and therefore do not pose a significant credit risk. No allowance for doubtful accounts is necessary as all accounts receivable have historically been settled within 90 days. We carefully and regularly review billings and collections from these companies as well as continue to monitor and assess credit risk by looking at the publicly available financial information of these customers.

Comment 8:        We note your omission of paragraph  4(b) and related  footnote on your Officer's Certificate Pursuant to Section 302. In accordance with release No. 33-8238, the compliance period was extended for small business issuers until the first fiscal year ending on or after July 15, 2005. Since your fiscal year is ended July 31, 2005, please amend your filing to include the appropriate language under paragraph 4(b).

Response:         We amended our filing of the 10-KSB to include paragraph 4(b).
                  The filing was made on February 17, 2006




Yours sincerely,

/s/ Guy Fietz

Guy Fietz
President, Chief Executive Officer & Director